SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: February 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
                ------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                ------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F     X           Form 40-F
                                --------                 ----



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes              No   X
                          ---------        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------

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This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated February 13, 2004, announcing that a Novacor(R) LVAS (left ventricular assist system) patient is the first person in the world to live six years with an implanted mechanical cardiac assist device.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release

For Immediate Release

A HEART-FAILURE PATIENT IN ITALY BECOMES THE FIRST RECIPIENT OF AN IMPLANTED MECHANICAL CARDIAC ASSIST DEVICE TO REACH SIX YEARS OF
                                     SUPPORT

OAKLAND, CA - February 13, 2004 (OTCBB: WHTOF, TSX: WHT) - World Heart Corporation (WorldHeart or the Company) today announced that Mr. Giordano Luppi, a 68-year old heart-failure patient in Carpi Italy, celebrates tomorrow six years of extended life, thanks to his Novacor(R) LVAS (left ventricular assist system). This anniversary makes Mr. Luppi the first person in the world to live six years with an implanted mechanical cardiac assist device.

At the time of his implant, Mr. Luppi was bedridden, suffering from cardiomyopathy, and tethered to a continuous infusion of drugs to sustain his life. Mr. Luppi suffered other ailments, primarily severe emphysema, and was deemed ineligible to receive a donor heart by his physicians in Verona, Italy. As a result he chose to be implanted with a Novacor LVAS.

More than four years after his original implant, the doctors chose to schedule an elective operation to replace his device. In March 2002, he was implanted with a new Novacor LVAS and tomorrow he will reach the six-year mark of support.

Today, Mr. Luppi lives at home with his wife and two children. He enjoys his quality of life and regular activities, including going to work frequently at 4:30 a.m. to open the family's bistro and prepare breakfast of cappuccino and brioches for their patrons.

Novacor LVAS has an industry-leading record for reliability and durability. In addition to Mr. Luppi's world record of support, there are three recipients who have been supported for over four years, 14 for over three years, 35 for over two years, and 136 for over one year - statistics unmatched by any other implanted electromechanical cardiac assist device on the market.

For additional information please contact Doug Hillier, VP Marketing and Sales at 510-563-5000. A picture (JPG) of Mr. Luppi can be accessed at http://www.worldheart.com/section5/patients/luppi_car.htm.
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About Novacor(R) LVAS
---------------------
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants more than 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's Pre-market Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in endstage heart failure patients who have relative contraindications that may resolve with LVAS support.

As previously announced, subject to approval of the Food and Drug Administration
(FDA), WorldHeart intends to conduct a Pivotal Trial - RELIANT (Randomized Evaluation of the Novacor LVAS In A Non-Transplant Population) - in up to 40 centers in the United States, in which Novacor LVAS is compared to Heartmate(R) XVE LVAS in use as Destination Therapy for patients suffering from irreversible left ventricular failure who are not transplant candidates. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About WorldHeart Corporation
----------------------------

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (left ventricular assist system) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:
Doug Hillier
VP of Marketing and Sales
World Heart Corporation
(510) 563-5000
www.worldheart.com
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           World Heart Corporation


     Date:  February 17, 2004              By:       /s/ Mark Goudie
                                              ---------------------------------
                                              Name:  Mark Goudie
                                              Title: Chief Financial Officer